

July 22, 2010

Stephen M. Merkel
Executive Vice President, General Counsel and Secretary
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

> **Re:** **BGC Partners, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 28, 2010**
> **File No. 333-166355**

Dear Mr. Merkel:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Front Cover Page of Prospectus

1.   We note that you incorporate by reference any quarterly reports and current reports filed subsequent to the date of this registration statement. Please note that you should specifically incorporate by reference any future filings (such as quarterly reports or applicable current reports) made after the date of the registration statement and prior to effectiveness. Please refer to Securities Act Forms – Compliance & Disclosure Interpretations, Question 123.05 for guidance and confirm that you plan to amend your registration statement as needed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard T. Gibson at (202) 551-3473 or me at (202) 551-3233 with any questions.

Sincerely,

Thomas Kluck
Branch Chief

cc: Christopher T. Jensen
        George G. Yearsich
        Morgan, Lewis & Bockius LLP (via facsimile)